

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 16, 2018

Imran Firoz
Chief Financial Officer
FDCTech, Inc.
1460 Broadway
New York, NY 10036

> **Re:** **FDCTech, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 8, 2018**
> **File No. 333-221726**

Dear Mr. Firoz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2018 letter.

Prospectus Summary

Company Overview, page 3

1. You disclose that "revenues generated from three customers represented approximately 73.06% and 93.49% of total revenue for the fiscal year ended December 31, 2017 and period from January 21 to December 31, 2016." Please specify the percentage of revenues each customer accounts for and discuss the material terms of the agreements with each of the customers. Finally, please provide material risk factors related to your customer concentration.

Risk Factors

Challenges relating to Implementing our business strategy, page 8

2.   Please expand this risk factor or provide a separate risk factor to address the material risks related to your function as an adviser/consultant to companies in the cryptocurrency and blockchain technology industry.

Description of Business, page 15

3.   We note your response to prior comment 1 and your revised disclosure where you state that "the Company estimates to complete its first crypto exchange platform for its customer by the fourth quarter of fiscal year ended December 31, 2018. The funding for this crypto exchange platform is provided by the customer." You also disclose on page 7 that "at present, the Company is not dependent on revenues from customers using its Cryptocurrency-related products and services." Please discuss the material terms of the agreement with the customer, including the date in which you entered into an agreement with the customer to build the crypto exchange platform and any termination provisions. Also provide the costs incurred to date and budgeted costs for the remainder of the project, including, to the extent material, a discussion related to whether the project has impacted your revenues for the periods presented. Finally, please file related agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

4.   You state that "the Company is responsible for arranging, developing, and maintaining the technology architecture of the crypto exchange platform. This architecture includes… [the] cryptocurrency wallet…" Please clarify what the company's functions are with respect to maintaining the technology architecture for the cryptocurrency wallet. For example, clarify whether such functions are limited to an interface between the crypto exchange platform and the digital asset owner or whether you will be responsible for holding and maintaining the digital assets in the wallet. To the extent you will be responsible for holding or maintaining the digital assets in the wallet, please provide detailed disclosure regarding your security and custody arrangements.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3673 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3750.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information
Technologies and Services

cc: William B. Barnett, Esq.
        Law Offices of Barnett & Linn